By EDGAR – As Correspondence

August 4, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-6010

Attn:	Division of Corporation Finance

	RE:	Tompkins Financial Corporation Registration Statement on Form S-3 File No.: 333-240069

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tompkins Financial Corporation (the “Issuer”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it becomes effective at 4:30 p.m., Washington, D.C. time, on Thursday, August 6, 2020, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our general counsel, Alyssa Fontaine, at (607) 274-7685.

This will confirm that the Issuer is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above-referenced registration statement.

Very truly yours,

TOMPKINS FINANCIAL CORPORATION

By:	/s/ Francis M. Fetsko
Francis M. Fetsko
Executive Vice President, Chief Financial Officer & Chief Operating Officer